FORM 8-B
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             Registration of Securities of Certain Successor Issuers

                    Filed Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                           PROLER INTERNATIONAL CORP.
             (Exact name of registrant as specified in its charter)

          Delaware                                              76-0494529
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                              Identification No.)

   4265 San Felipe, Suite 900
          Houston, Texas                                                77027
(Address of principal executive offices)                              (Zip Code)


        Securities to be registered pursuant to Section 12(b)of the Act:

Title of each class                               Name of each exchange on which
To Be So Registered                               Each Class Is To Be Registered
-------------------                               ------------------------------
Common                                                   New York Stock Exchange
Stock Rights                                             New York Stock Exchange


        Securities to be registered pursuant to Section 12(g)of the Act:

                                      None
                                (Title of Class)


                               Page 1 of 17 Pages

                            Index Exhibit on Page 13

ITEM 1.           GENERAL INFORMATION.

         (a) The Registrant is a Delaware corporation incorporated on February 27, 1996 and organized on February 28, 1996.

         (b)      The Registrant's fiscal year ends on January 31 of each year.

ITEM 2.           TRANSACTION OF SUCCESSION.

         (a) Joint Venture Operations, Inc., a Delaware corporation formerly known as Proler International Corp., is the predecessor to the Registrant and is referred to herein as the "Predecessor". The Common Stock and Stock Rights of the Predecessor were registered pursuant to Section 12(b) of the Act.

         (b) Effective February 28, 1996, the Predecessor reorganized its corporate structure into a "holding company" structure, consisting of a holding company (the Registrant) owning all of the assets previously owned by the Predecessor and conducting all of the business previously conducted by the Predecessor through newly-formed, wholly-owned direct and indirect operating subsidiaries of the Registrant. As described below, in connection with the restructuring, holders of Common Stock of the Predecessor became holders of an identical number of shares of Common Stock of the Registrant, and the Predecessor became a wholly-owned indirect subsidiary of the Registrant.

         The restructuring was effected by a merger conducted pursuant to ss.251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the stockholders of the Predecessor. In the merger, the Predecessor merged with Proler Merger, Inc., a newly-formed, wholly-owned indirect subsidiary of the Registrant (the "Merger"), with the Predecessor as the surviving corporation of the merger. In the Merger, each outstanding share of Common Stock of the Predecessor and each share of Common Stock of the Predecessor held in treasury was automatically converted into one share of Common Stock of the Registrant. Additionally, each outstanding option to purchase shares of the Predecessor's Common Stock was automatically converted into an option to purchase, upon the same terms and conditions, an identical number of shares of the Registrant's Common Stock, and the stock options were assumed by and continued as stock options of the Registrant. In the Merger, the Predecessor changed its name to "Joint Venture Operations, Inc.", and the Registrant changed its name to "Proler International Corp."

         Also in connection with the Merger, the Predecessor redeemed outstanding rights to purchase shares of the Predecessor's Series A Junior Participating Preferred Stock (the "Existing Rights"), and the Registrant distributed rights (the "Stock Rights") to purchase, on identical terms, shares of the Registrant's Series A Junior Participating Preferred Stock carrying identical terms, rights, and preferences as the Series A Junior Participating Preferred Stock of the Predecessor. The Existing Rights were outstanding pursuant to the Predecessor's Rights Agreement dated September 26, 1988. Effective February 28, 1996, the Predecessor redeemed

                               Page 2 of 17 Pages

all of the Existing Rights at a price of $0.01 per Existing Right (equivalent to one-third (1/3) of $0.01 per share of the Company's Common Stock), and the Registrant distributed Stock Rights to stockholders of record on the basis of one Stock Right for each Existing Right redeemed. As with the Existing Rights, until the occurrence of certain events specified in the Registrant's Rights Plan, the Stock Rights are represented by the outstanding shares of Common Stock of the Registrant in respect of which the Stock Rights are issued, are not transferable separately from the associated share of the Registrant's Common Stock, and are automatically transferred upon transfer of the associated Common Stock.

         Immediately prior to the Merger, the Predecessor contributed the assets, liabilities, and business constituting its domestic recycling and industrial energy business and certain other assets to the Registrant, and the Registrant in turn contributed those assets, liabilities and business to Proler Industries, Inc., a newly-formed, wholly-owned direct subsidiary of the Registrant.

         As a result of the restructuring, all the business and operations previously conducted by the Predecessor and its subsidiaries are now conducted by the Registrant and its subsidiaries, and the assets and liabilities of the Registrant and its subsidiaries on a consolidated basis are the same as the assets and liabilities of the Predecessor and its subsidiaries immediately before the Merger. The Certificate of Incorporation and the Bylaws of the Registrant immediately after the Merger were identical to the Certificate of Incorporation and Bylaws of the Predecessor as in effect immediately prior to the restructuring, and the capital stock of the Registrant has the same designations, rights, and preferences as the capital stock of the Predecessor prior to the restructuring. In addition, the persons who held offices as directors and officers of the Company prior to the restructuring hold the same offices in the holding company after the Merger. The Common Stock and Stock Rights of the Registrant are listed for trading on the New York Stock Exchange under the symbol "PS", as were the Common Stock and Existing Rights of the Predecessor. Stockholders of the Predecessor do not recognize gain or loss for U.S. Federal Income tax purposes as a result of the restructuring.

         The conversion of shares in the Merger occurred without an exchange of certificates. Accordingly, certificates formerly representing shares of Common Stock of the Predecessor are deemed to represent shares of Common Stock of the Registrant.

ITEM 3.           SECURITIES TO BE REGISTERED.

         The securities to be registered include:

         (i) COMMON STOCK OF THE REGISTRANT. As of the date of this filing and as a result of the transaction of succession described above, the Registrant has authorized 15,000,000 shares of Common Stock, $1.00 par value per share. As of the date hereof, 5,351,460 shares of Common Stock have been issued, 634,104 of which are held by or for the account of the Registrant.

                               Page 3 of 17 Pages

         (ii) STOCK RIGHTS. As of the date of this filing, the Registrant has a total of 1,783,820 Stock Rights outstanding. As of the date hereof, the Stock Rights are attached to, represented by, and trade with the Common Stock in respect of which they were issued. The Stock Rights will detach and trade separately from the Common Stock, and certificates representing the Stock Rights will be distributed, in the event of and upon the occurrence of a "Distribution Date" as defined in Item 4 below.

ITEM 4.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The following description of the capital stock of the Registrant is a summary of certain terms and provisions of the Registrant's Certificate of Incorporation, Bylaws and Rights Agreement, each as in effect on the date hereof.

         AUTHORIZED CAPITAL STOCK. The authorized capital stock of the Registrant consists of (i) 15,000,000 shares of Common Stock, $1.00 par value per share, of which 5,351,460 shares are issued and 634,104 of the issued shares are held by or for the account of the Registrant, and (ii) 500,000 shares of Preferred Stock, $1.00 par value per share, 50,000 shares of which have been designated as Series "A" Junior Participating Preferred Stock and none of which shares of Series "A" Junior Participating Preferred Stock have been issued or are outstanding as of the date hereof.

         TERMS OF COMMON STOCK. Holders of Common Stock are entitled to receive dividends at such time and in such amounts as may be determined by the Board of Directors, subject to provisions of law and the preferences of the Preferred Stock and of any other stock ranking prior to the Common Stock as to dividends. Holders of Common Stock do not have preemptive rights to subscribe for, purchase or receive any new or additional issues of capital stock, bonds, debentures, or securities of the Registrant that are convertible into capital stock. In the event of any liquidation, dissolution or winding up of the Registrant (whether voluntary or involuntary), holders of Common Stock and any capital stock on a parity with the Common Stock are entitled to their pro rata share of the assets of the Registrant remaining after payment or provision for payment of all other debts and liabilities of the Registrant and of all amounts payable to holders of stock ranking prior to Common Stock as to distributions upon liquidation.

         Holders of Common Stock have one vote for each share of Common Stock held by them on each matter submitted to a vote of stockholders. The Certificate of Incorporation does not provide for cumulative voting in elections of directors.

         The Registrant's Certificate of Incorporation provides for the classification of the Board of Directors of the Registrant into three classes, designated as Classes A, B, and C. Initially, Class A directors will serve until the 1996 Annual Meeting of Stockholders, Class B directors will serve until the 1997 Annual Meeting of Stockholders, and Class C directors will serve until the 1998 Annual Meeting of Stockholders. At each annual meeting of stockholders, elections will be held to replace those directors whose terms have expired. Directors elected to an office
                               Page 4 of 17 Pages

upon the expiration of the initial terms of office set forth above will be elected for three-year terms.

         The Registrant's Certificate of Incorporation provides that the affirmative vote of holders of not less than 75% of the voting securities of the Registrant, and not less than a majority of voting securities of the Registrant exclusive of voting securities held beneficially by the Registrant or any person or entity with whom the Registrant proposes to enter into a transaction, shall be required to approve (i) any merger or consolidation of the Registrant into,
(ii) any sale, lease or other disposition of assets of the Registrant to, or
(iii) any purchase, lease or other acquisition of assets by the Registrant from, any corporation, person or entity which beneficially owns more than 5% of the voting securities of the Registrant either (a) on the record date for determination of stockholders entitled to vote on the transaction or (b) if no such vote would be required but for this provision, the date the Registrant enters into the transaction). The foregoing does not apply to a sale, lease or other acquisition or disposition of assets with a fair market value less than or equal to 10% of the fair market value of all assets of the Registrant prior to the transaction, or to any transaction entered into pursuant to a letter of intent or similar instrument approved by the Registrant's Board of Directors and executed by the Registrant prior to the date that the other party acquired beneficial ownership of in excess of 5% of voting securities of the Registrant. Any amendment or repeal of the foregoing requirement requires the affirmative vote of holders of at least 75% of voting securities of the Registrant voting together as a class. For purposes of this provision, a corporation, person or entity's "beneficial ownership" of capital stock in the Registrant includes securities owned directly (whether or not of record), which it has the right to acquire pursuant to any agreement or arrangement, which are beneficially owned by an "affiliate" or "associate" (as defined by Rule 12b-2 under the Securities Exchange Act of 1934) of such corporation, person or entity, or which are beneficially owned directly or indirectly by any other corporation, person or entity with which it or any affiliate or associate has any agreement or arrangement regarding the acquisition, holding and voting of securities of the Registrant, and "voting securities" include the Registrant's Common Stock and any other securities of the Registrant entitled to vote as a class with holders of Common Stock in an election of directors.

         STOCK RIGHTS. On February 28, 1996, the Board of Directors of the Registrant declared a distribution to its stockholders of record as of the Effective Time of one-third of one Stock Right for each outstanding share of Common Stock of the Registrant held by them as of the Effective Time. Each Stock Right entitles the holder to purchase from the Registrant one one-hundredth of one share of Series A Junior Participating Preferred Stock, $1.00 par value (the "Preferred Stock"), at an exercise price of $200.00 per one one-hundredth of a share (the "Purchase Price"). The description and terms of the Stock Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Registrant and KeyCorp Shareholder Services, Inc. as Rights Agent.

         As of the date hereof, there were 1,783,820 Stock Rights issued and outstanding, which if exercisable, would be entitled to purchase a total of 17,838 shares of Series A Junior Participating Preferred Stock of the Registrant.
                               Page 5 of 17 Pages

         Initially, the Stock Rights are attached to the Common Stock certificates representing shares of Common Stock in respect of which the Stock Rights are issued, and no separate certificates representing the Stock Rights will be distributed. The Stock Rights will separate from the Common Stock upon the earlier of (i) ten days following a public announcement by the Registrant, or by a person or group of affiliated or associated persons (other than the Registrant, its subsidiaries, or certain affiliates of the Registrant) that has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding shares of Common Stock (an "Acquiring Person"), that a person or group of affiliated or associated persons has become an Acquiring Person (the "Stock Acquisition Date"), or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Common Stock (the earlier of the date in (i) or (ii) being the "Distribution Date"). Until the Distribution Date, (i) the Stock Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 28, 1996 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Stock Rights associated with the Common Stock represented by such certificate.

         The Stock Rights are not exercisable until the Distribution Date, and will expire at the close of business on October 10, 1998, unless earlier redeemed by the Registrant as described below.

         As soon as practicable after the Distribution Date, certificates representing the Stock Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Stock Rights Certificates alone will represent the Stock Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Stock Rights.

         In the event that, at any time following the Distribution Date, (i) the Registrant is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 30% of the then-outstanding shares of Common Stock (unless such Person first acquires 30% or more of the outstanding Common Stock pursuant to a cash tender offer for all of the Common Stock (a) which offer increases such Person's beneficial ownership to 80% or more and is followed within 90 days by completion of a business combination in which all remaining stockholders of the Registrant receive cash consideration per share at least equal to the highest price paid in connection with such offer, or (b) which is found by the Board of Directors to be at a price and on terms that are fair and otherwise to be in the best interests of the Registrant and it stockholders),
(iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, certain events occur which result in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise of the Right, Common Stock (or, in certain circumstances, cash,

                               Page 6 of 17 Pages

property or other securities of the Registrant) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii),
(iii) and (iv) of this paragraph, all Stock Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Stock Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Stock Rights are no longer redeemable by the Registrant as set forth below.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Registrant is acquired in a merger or other business combination transaction in which the Registrant is not the surviving corporation (other than a merger following a tender offer of the type described in the parenthetical in clause (ii) of the first sentence of the preceding paragraph), (ii) any person shall consolidate with or merge into the Company, the Company is the surviving corporation of the merger, and all or part of the shares of the Registrant's Common Stock are exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Registrant's assets or earning power is sold or transferred, each holder of a Right (except Stock Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Stock Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued upon the exercise of any Stock Rights (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time until ten days following the Stock Acquisition Date, the Registrant may redeem the Stock Rights in whole, but not in part, at a price of $.01 per Stock Right. After the redemption period has expired, the Registrant's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Registrant. Immediately upon the action of the Board of Directors ordering redemption of the Stock Rights, the Stock Rights will terminate and the only right of the holders of Stock Rights will be to receive the $.01 redemption price per Stock Right.

                               Page 7 of 17 Pages

         In addition, the Stock Rights may be redeemed by stockholder action at $.01 per Right when certain procedures are complied with in connection with an acquisition proposal. If a bidder who does not own more than 1% of the Registrant's stock (and who has not within one year prior to making an acquisition proposal owned in excess of 1% of the Common Stock and disclosed a plan or intention to acquire or influence control of the Registrant) proposes to buy all of the Registrant's stock for cash at a price which a nationally recognized investment banker selected by the bidder states in writing is fair, and the bidder has obtained full financing commitments (or otherwise has full financing) to complete the transaction and complies with certain procedural requirements, then the Registrant, upon the request of the bidder, will hold a special meeting of stockholders to consider a resolution requesting the Board of Directors to accept the bidder's proposal (the special meeting procedure would also be available to a bidder who owns more than 1% of the Registrant's stock on February 28, 1996, if such holder does not increase his ownership interest by more than 1% prior to making a proposal.) If a majority of the outstanding shares entitled to vote on the proposal vote in favor of the resolution, then, so long as no person or group acquires 20% or more of the Registrant's Common Stock, the Stock Rights will be automatically redeemed immediately prior to the consummation of any tender offer (whether made by the bidder or by anyone else, provided the tender offer is consummated within 60 days of the special stockholders meeting) for all of the Registrant's stock at a price per share in cash no less than the price offered by the bidder and approved by the stockholders.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Stock Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Stock Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Stock Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Registrant prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Stock Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Stock Rights are not redeemable.

         TERMS OF PREFERRED STOCK THAT MATERIALLY LIMIT OR QUALIFY RIGHTS OF HOLDERS OF COMMON STOCK. The Registrant has authorized 500,000 shares of Preferred Stock, $1.00 par value per share, which may be issued from time to time in one or more series. The terms of each series of Preferred Stock, including the number of shares in such series, voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, may be fixed by resolution of the Board of Directors to the extent permitted by law and by the Certificate of Incorporation.

                               Page 8 of 17 Pages

         As of the date hereof, the Board of Directors has authorized 50,000 shares of Series "A" Junior Participating Preferred Stock (the "Series A Preferred Stock"), none of which shares have been issued or are outstanding as of the date hereof. The Series A Preferred Stock are issuable to holders of Common Stock of the Registrant pursuant to the Rights Agreement at any time that a person or group acquires 20% or more of the Registrant's Common Stock or announces an offer to acquire 30% or more of the Registrant's Common Stock, and contain voting rights and dividend and liquidation preferences that could deter any such offer for the Registrant's Common Stock.

         Dividends in respect of Series A Preferred Stock are payable quarterly on the fifteenth day of each of February, May, August, and November, beginning on the first such date immediately after the issuance of any shares of Series A Preferred Stock, in the amount of the greater of (i) $12.50 per share or (ii) 100 times the amount of any dividend per share of Common Stock declared since the immediately preceding quarterly dividend payment date or, if pertaining to the first quarterly dividend payment date, since the first issuance of Series A Preferred Stock, subject to adjustment in the event the Company declares any dividend payable in Common Stock, subdivides the outstanding shares of Common Stock, or combines the outstanding Common Stock into a smaller number of shares. Following the issuance of any shares of Series "A" Preferred, dividends accrue on outstanding shares and are cumulative. Dividends are paid PRO RATA to holders of Series A Preferred Stock to the extent that funds are not available to pay the entire amount of dividends due in respect thereof.

         Each share of Series A Preferred Stock is entitled to 100 votes (subject to adjustment in the event the Company declares any dividend payable in Common Stock, subdivides the outstanding shares of Common Stock, or combines the outstanding Common Stock into a smaller number of shares) on all matters submitted to stockholders of the Registrant for approval, with holders of Series A Preferred Stock and Common Stock voting together as a class. In the event payments of dividends on Series A Preferred Stock are in arrears for six (6) quarters, the Registrant is deemed to be in a "Default Period" that extends until dividends for all previous quarterly periods and the current quarter are declared and paid or set apart for payment. During the Default Period, holders of Series A Preferred Stock are entitled to elect two (2) directors, which right may be exercised at a special meeting called for such purpose or at an annual meeting at which holders of at least 10% of the Series A Preferred Stock are represented. In the event that there are no vacancies on the Board of Directors at the time the holders of Series A Preferred Stock become entitled to elect directors, or in the event that the election takes place at other than an annual meeting of stockholders at which at least two directors are to be elected, the holders of Series A Preferred Stock have the right to expand the Board of Directors by that number required to allow the holders of Series A Preferred Stock to elect two directors. Also during the Default Period, vacancies on the Board of Directors are filled by directors elected by the stockholders that elected the director formerly occupying such office, such that a director elected by holders of Series A Preferred Stock during a Default Period may be replaced by another director elected by holders of Series A Preferred Stock. The right of holders of Series A Preferred Stock to elect directors expires, and the terms of directors elected by such holders of Series A Preferred Stock terminates, upon termination of the Default Period.

                               Page 9 of 17 Pages

         In the event that payments of any dividends on the Series A Preferred Stock are in arrears, until such dividends are paid in full neither the Registrant nor its subsidiaries may (i) declare or pay dividends or make distributions in respect of, redeem, or purchase shares of capital stock ranking junior (as to dividends or liquidation preference) to the Series A Preferred Stock; (ii) pay dividends or make distributions in respect of capital stock on a parity (as to dividends or liquidation preference) with the Series A Preferred Stock; (iii) acquire or redeem stock on a parity (as to dividends or liquidation preference) with the Series A Preferred Stock (unless the payment in consideration of such acquisition or redemption is shares of capital stock junior to the Series A Preferred Stock); or (iv) acquire Series A Preferred Stock unless pursuant to an offer made to all holders of Series A Preferred Stock on terms determined by the Board of Directors to be fair and equitable to all stockholders.

         In the event of its voluntary liquidation, the Registrant may not make any distributions or payments in respect of stock ranking junior (as to dividends or liquidation preference) to the Series A Preferred Stock until it shall have first paid holders of Series A Preferred Stock $5,000 per share, plus all accrued and unpaid dividends to the date of payment (the "Series A Liquidation Preference"). When the Series A Liquidation Preferences is paid in full, holders of Common Stock are entitled to receive an amount per share equal to the Series A Liquidation Preference divided by 100 (subject to adjustment in the event the Company declares any dividend payable in Common Stock, subdivides the outstanding shares of Common Stock, or combines the outstanding Common Stock into a smaller number of shares) and thereafter holders of Series A Preferred Stock and holders of Common Stock receive distributions of remaining funds in a ratio, on a per share basis, of 100 to 1 with respect to the Series A Preferred Stock and Common Stock, on a per share basis, respectively. In the event funds are insufficient to permit payment in full of the liquidation preferences of the Series A Preferred Stock and all other classes of Preferred Stock on a parity with the Series A Preferred Stock, funds are distributed PRO RATA among such shares.

         In the event of a consolidation, merger, combination or other transaction in which outstanding shares of Common Stock are exchanged for or converted into other stock or securities, shares of Series A Preferred Stock shall be similarly exchanged in an amount per share equal to 100 times the amount of consideration for which each share of Common Stock is exchanged (adjusted for stock dividends, subdivisions or combinations).

         Shares of Series A Preferred Stock may be called for redemption by the Registrant in whole but not in part at any time by paying holders cash in the amount of $5,000 per share, plus accrued and unpaid dividends up to the date fixed for redemption.

         TERMS OF THE REGISTRANT'S CERTIFICATE OF INCORPORATION THAT MAY OPERATE TO DELAY, DEFER OR PREVENT A CHANGE IN CONTROL OF THE REGISTRANT. Because the Board of Directors of the Registrant is classified and a maximum of two (2) of the five (5) directors are elected at any particular annual meeting of stockholders, it would not be possible for a party to replace a majority of the Board of Directors at a single annual meeting. Those provisions of the Certificate of Incorporation requiring approval of holders of 75% of the voting common stock

                               Page 10 of 17 Pages

with respect to certain transactions would apply to extraordinary corporate transactions such as mergers, reorganizations, tender offers, and sales or transfers of substantially all of the assets of the Registrant and could have the effect of delaying, deferring or preventing a change in control of the Registrant. The Series A Preferred Stock is issuable to holders of Stock Rights pursuant to the Rights Agreement (described above) at any time that a person or group acquires 20% or more of the Registrant's Common Stock or announces an offer to acquire 30% or more of the Registrant's Common Stock, contains voting rights and dividend and liquidation preferences that could deter any such offer for the Registrant's Common Stock. The Board of Directors, under its authority to designate the terms of additional series of preferred stock, may authorize and cause the Registrant to issue additional shares of preferred stock containing terms and conditions that could operate to delay, defer or prevent a change in control of the Registrant.

                               Page 11 of 17 Pages

 ITEM 5.           FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Financial Statements. The capital structure and the balance sheet of the Registrant immediately after the transaction of succession, on a consolidated basis, are substantially the same as those of the Predecessor and therefore are not required to be filed with this Form 8-B.

         (b)      Exhibits.

                  1.  Plan or Agreement of Succession:

                           Agreement of Merger among Proler International Corp., Proler Merger, Inc. and Proler Successor, Inc. dated February 28, 1996 (filed as Exhibit 2.1 to this Registration Statement).

                  2.  Copies of Proxy Statement.

                           Not Applicable.

                  3.  Other Exhibits.

                           See attached Index to Exhibits.

                               Page 12 of 17 Pages

                               INDEX TO EXHIBITS

      EXHIBIT NUMBER                                                DESCRIPTION

         2.1 Agreement of Merger among Proler International Corp., Proler Merger, Inc., and Proler Successor, Inc. dated February 28, 1996.

         3.1 Certificate of Incorporation of Registrant, as amended to date.

         3.2      By-laws of Registrant, as amended to date.

         4.1 Rights Agreement dated as of February 28, 1996 between the Registrant and KeyCorp Shareholder Services, Inc.

         10.1 Joint Venture Agreement dated January 5, 1962, between Hugo Neu Corporation and Proler Steel Corporation, related to Hugo Neu-Proler Company. (Filed as Exhibit 13.1 to the Predecessor's Registration Statement No. 2-24928 and incorporated herein by reference.)

         10.2 Amendments to Joint Venture Agreement dated January 5, 1962. (Filed as Exhibit 13.1(a) to the Predecessor's Registration Statement No. 2-40782 and incorporated herein by reference.)

         10.3 Joint Venture Agreement dated October 13, 1965, between Hugo Neu-Steel Products, Inc. and Proleride Transport Systems, Inc., related to Prolerized New England Company. (Filed as
                  Exhibit 13.15 to the Predecessor's Registration Statement No. 2-24928 and incorporated herein by reference.)

         10.4 Amendments to Joint Venture Agreement dated October 13, 1965. (Filed as Exhibit 13.2(a) to the Predecessor's Registration Statement No. 2-40782 and incorporated herein by reference.)

         10.5 Guaranty Agreement dated October 13, 1965, relating to Prolerized New England Company. (Filed as Exhibit 13.2(b) to the Predecessor's Registration Statement No. 2-40782 and incorporated herein by reference.)

         10.6 Joint Venture Agreement dated June 27, 1966, between Proler Steel Corporation, Hugo Neu Corporation and Schiavone-Bonomo Corporation related to Prolerized Schiabo-Neu Company. (Filed as Exhibit 13.22 to the Predecessor's Registration Statement No. 2- 24928 and incorporated herein by reference.)

         10.7 Amendments to Joint Venture Agreement dated June 27, 1966. (Filed as Exhibit 13.4(a) to the Predecessor's Registration Statement No. 2- 40782 and incorporated herein by reference.)

                               Page 13 of 17 Pages

         10.8 Lease Agreement dated August 1, 1974 between the City of Los Angeles and Hugo Neu & Sons, Inc. and Proler Steel Corporation. (Filed as Exhibit X.12 to Predecessor's Form 10-K for the fiscal year ended January 31, 1981 and incorporated herein by reference.)

         10.9 Split Dollar Agreement between Proler International Corp. and Elaine Proler, effective as of September 12, 1980. (Filed as
                  Exhibit X.15 to Predecessor's Form 10-K for the year ended January 31, 1982 and incorporated herein by reference.)

         10.10 Proler International Corp. Medical Reimbursement Plan as amended and restated effective February 1, 1991. (Filed as Exhibit X.12 to Predecessor's Form 10-K for the fiscal year ended January 31, 1992 and incorporated herein by reference.)*

         10.11 Order No. 5472 dated November 6, 1985, approved the first amendment to permit No. 266 to Hugo Neu-Proler Company and resets compensation to be paid under the lease agreement dated August 1, 1974 for the period commencing August 31, 1984 through August 30, 1989. (Filed as Exhibit X.15 to Predecessor's Form 10-K for the year ended January 31, 1986 and incorporated herein by reference.)

         10.12 Amendment to Joint Venture Agreement dated August 2, 1962. (Filed as Exhibit 13.5 to the Predecessor's Registration No. 2-24928 and incorporated herein by reference.)

         10.13 Proler International Corp. Deferred Compensation Agreement for Herman Proler dated December 22, 1987, as amended December 21, 1989. (Filed as Exhibit X.19 to the Predecessor's Form 10-K for the fiscal year ended January 31, 1990 and incorporated herein by reference.)

         10.14 Proler International Corp. Executive Deferred Compensation Plan dated December 31, 1989. (Filed as Exhibit X.20 to the Predecessor's Form 10-K for the fiscal year ended January 31, 1990 and incorporated herein by reference.)

         10.15 Proler International Corp. 1988 Stock Option Agreement. (Filed as Exhibit X.23 to the Predecessor's Form 10-K for the fiscal year ended January 31, 1991 and incorporated herein by reference.)

         10.16 Amendment to the Proler International Corp. 1988 Stock Option Plan dated June 17, 1994. (Filed as Exhibit 10.25 to the Predecessor's Form 10Q for the Quarter ended July 31, 1994 and incorporated herein by reference.)

                              Page 14 of 17 Pages

         10.17 Fourth Amended and Restated Credit Agreement among Joint Venture Operations, Inc. (formerly known as Proler International Corp.) and Proler International Corp., as Borrowers, and Joint Venture Operations, Inc., Proleride Transport Systems, Inc., Proler Environmental Services, Inc., Proler International Corp., Proler Industries, Inc., Proler Steel, Inc., Proler Power Marketing, Inc., Proler Properties, Inc., and Proler Recycling, Inc., as Guarantors, and Texas Commerce Bank National Association, dated effective as of February 28, 1996.

         10.18 Amended and Restated Credit Agreement, $6,500,000 Letter of Credit Facility, among Joint Venture Operations, Inc. (formerly known as Proler International Corp.) and Proler International Corp., as Borrowers, and Joint Venture Operations, Inc., Proler Industries, Inc., Proler Steel, Inc., Proler Power Marketing, Inc., Proleride Transport Systems, Inc., Proler Environmental Services, Inc., Proler International Corp., Proler Properties, Inc., and Proler Recycling, Inc., as Guarantors, and Texas Commerce Bank National Association, dated effective as of February 28, 1996.

         10.19 Proler International Corp. Deferred Compensation Agreement for Norman Bishop dated effective April 16, 1993. (Filed as
                  Exhibit X to the Predecessor's Form 10Q for the Quarter ended April 30, 1993 and incorporated herein by reference.)*

         10.20 Proler International Corp. 1993 Incentive Compensation Plan. (Filed as Exhibit 10.24 to the Predecessor's Form 10-K for the fiscal year ended January 31, 1994 and incorporated herein by reference.)

         10.21 Proler International Corp. Deferred Compensation Agreement for Steven Gilliland dated effective February 6, 1995. (Filed as Exhibit No. 10.23 to the Predecessor's Form 10-K for the fiscal year ended January 31, 1995 and incorporated herein by reference).*

         10.22 Proler International Corp. 1994 Non-Employee Director Stock Option Plan. (Filed as Exhibit No. 10.1 to the Predecessor's Form 10-Q for the Quarter ended July 31, 1994 and incorporated herein by reference).

         10.23 Contribution Agreement dated February 28, 1996 by and between Proler International Corp. and Proler Successor, Inc.

         10.24 Contribution Agreement dated February 28, 1996 by and between Proler Successor, Inc. and Proler Industries, Inc.

                              Page 15 of 17 Pages

         10.25 Contribution Agreement dated February 28, 1996 by and between Proler Industries, Inc. and Proler Properties, Inc.

            21    Subsidiaries of Registrant.

          99.1 Joint Venture Interest Purchase Agreement dated September 27, 1995 by and among Hugo Neu Corporation and Proler International Corp. (Filed as Exhibit 99.1 to the Predecessor's Form 8-K dated October 2, 1995 and incorporated herein by reference)

____________
* Indicates an agreement with management.

                               Page 16 of 17 Pages

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PROLER INTERNATIONAL CORP.

                                          By:/s/      MICHAEL F. LOY
                                          Title:      Vice President-Finance and
                                                      Chief Financial Officer

Dated:  March 11, 1996
                               Page 17 of 17 Pages